Subject: Announcement regarding the Impact on the Company’s Financial and Business Status from the Earthquake occurring on March 4th, 2010

Contents:
The earthquake recorded on March 4th, 2010 did not impact the company’s Hsinchu fabs and office areas. Buildings, facilities and equipment in Fab12A in Southern Taiwan Science Park were also unaffected, although some production lines in Fab12A were halted due to the shutdown of certain equipment. UMC conducted maintenance and examination immediately following the incident. The estimated production days affected on the company in total will be approximately 1~1.5 days. The company will adjust manufacturing upward at Fab12i in Singapore and close any production gap once Fab12A resumes full production in order to minimize the approximately 1~1.5 days accumulated production impact.